Exhibit 99.1

JERSEY CITY, N.J. – In compliance with the regulations promulgated under the Israeli Companies Law – 1999 (the “Law”), on November 17, 2009, Fundtech Ltd. (“Fundtech” or the “Company”), published a notice in Israeli newspapers that its annual general meeting of shareholders (the “Meeting”) will be held at the Company’s offices, located at 30 Montgomery Street, Ste. 501, Jersey City, NJ 07302 USA, on December 22, 2009 at 9:00 a.m. local time and that the record date for the determination of the holders of Fundtech’s Ordinary Shares entitled to notice of the Meeting and to vote at the Meeting is November 19, 2009. At the Meeting the Company’s shareholders will be asked to vote on the following:

1.       To elect seven (7) nominees to the Board of Directors of the Company (such nominees collectively, the “Panel”), each nominee individually to serve until his or her respective successor is elected and qualified at the next annual meeting of the shareholders, subject to the following: the Panel of seven does not include Robert Cobuzzi and Gerald Dogon, who were elected as external directors pursuant to the Israeli Companies Law, 5759-1999, as amended, at the 2007 annual meeting and will continue to serve out their respective three (3) year terms (until the 2010 annual meeting) as external directors of the Company and who are not subject to re-election at this Meeting.

2.       To approve cash compensation to be paid to non-employee directors, including to the external directors, of the Company.

3.       To approve the grant to non-employee directors of the Company, including to the Company’s external directors, of restricted Ordinary Shares of the Company.

4.       To approve the compensation payable to the Chief Executive Officer of the Company, who also serves as a director of the Company.

5.       To approve the payment of certain consulting fees to a non-employee director of the Company.

6.       To approve the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, as auditors for Fundtech for fiscal year 2009 and to authorize the Audit Committee of the Board of Directors of the Company to set the remuneration for such auditors.

7.       To act upon such other matters as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

Fundtech Corporation 30 Montgomery Street, Suite 501, Jersey City, NJ 07302, USA
Tel: +1-201-946-1100 Fax: +1-210-946-1313  www.fundtech.com

On or about November 20, 2009, Fundtech will send to its shareholders a proxy statement and proxy card for voting.

About Fundtech
Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech is a leader in SWIFT services, operating one of the world’s largest SWIFT service bureaus in the world. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply trade financing. And we are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

Forward Looking Statements:
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to fourth quarter 2009 revenues, GAAP earnings per share and non-GAAP earnings per share.  These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ongoing downturn in the financial services industry and the global economy; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2008. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

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Fundtech Corporation 30 Montgomery Street, Suite 501, Jersey City, NJ 07302, USA
Tel: +1-201-946-1100 Fax: +1-210-946-1313   www.fundtech.com